UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 10, 2022

FEDERAL HOME LOAN BANK OF CHICAGO

(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

433 West Van Buren Street, Suite 501S	**60607**
Chicago, IL	(Zip Code)
(Address of principal executive offices)	

(312) 565-5700
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 2.02 Results of Operations and Financial Condition.

On February 10, 2022, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the year ended December 31, 2021. The full text of the member letter is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this "Report").

The information being furnished pursuant to Items 2.02 and 9.01 on this Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report contains forward-looking statements which are based upon the Bank's current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance of dividends or other financial items; any statements of the plans, strategies, and objectives for future operations; any statements of belief; and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, the impact of the COVID-19 pandemic on the global and national economies and on the Bank's and its members' businesses, maintaining compliance with regulatory and statutory requirements (including relating to the Bank's dividend payments and retained earnings), any decrease in the Bank's levels of business which may negatively impact its results of operations or financial condition, the reliability of the Bank's projections, assumptions, and models on future financial performance and condition, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to execute its business model and to pay future dividends (including enhanced dividends on activity stock), the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, the Bank's ability to continue to offer the Reduced Capitalization Advance Program, the Bank's ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, the Bank's ability to retain and recruit qualified personnel, the Bank's ability to protect the security of our information systems and manage any failures, interruptions, or breaches, uncertainties relating to the phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Report. The financial results discussed in this Report are preliminary and unaudited.

Item 9.01 Financial Statements and Exhibits

(d) *Exhibits.* The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Member Letter dated February 10, 2022
104	Cover Page Interactive Data File (formatted as inline XBRL)

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: February 10, 2022   By: /s/ Roger D. Lundstrom

Roger D. Lundstrom

Executive Vice President and Chief Financial Officer



Exhibit 99.1

FHLBank Chicago Announces 2021 Financial Highlights

February 10, 2022

To Our Members:

We have remained steadfast in our mission through the ongoing challenges of COVID-19 and an ever-changing economic landscape and I sincerely thank you, our members, for making 2021 a success. As we continued to demonstrate our unwavering commitment to being a reliable and competitive source of funding to our members, we advanced our products to help you invest in your communities. I also want to acknowledge the many of you who helped us better understand where you are in your diversity, equity and inclusion (DEI) journey. Your feedback, through open and candid dialogues with our sales directors and responses from our DEI surveys, provided direction for how we can tailor our products to better meet your needs and the diverse communities you serve. We remain committed to offering a range of community investment products that support diverse and underserved communities throughout Illinois and Wisconsin and the year ahead brings even more opportunity to expand program offerings to you and your partners. I wholeheartedly believe that a positive DEI platform has helped strengthen both our culture and our cooperative, all while helping you achieve your financial and community investment goals. With that, I am pleased to share some of our accomplishments over the last year.

We expect to report net income of $275 million for 2021 when we file our 2021 Annual Report on Form 10-K with the Securities and Exchange Commission (SEC) next month. Our preliminary and unaudited 2021 financial results and details on our 2021 financial performance are provided at the end of this letter. Based on our preliminary fourth quarter 2021 results, the Board of Directors of FHLBank Chicago declared our Q4 dividend on January 28, 2022 – 5.00% (annualized) for Class B1 activity stock and 2.00% (annualized) for Class B2 membership stock. Dividends will be paid February 15, 2022. A reminder that the net benefit of the higher dividend received on Class B1 activity stock has the effect of lowering your borrowing costs from us, currently estimated at 21.1 bps* interest rate reduction.

As communicated last month, we expect to maintain at least a 5.00% (annualized) dividend for Class B1 activity stock for the first and second quarters of 2022, based on current projections and assumptions regarding our financial condition. We are providing this information to assist you in planning your advance, letters of credit, and Mortgage Partnership Finance® (MPF®) Program on-balance sheet product activity with us. Any future dividend payments remain subject to determination and declaration by our Board of Directors and may be impacted by changes in financial or economic conditions, regulatory and statutory limitations, and any other relevant factors.



Resilient Member Engagement

In 2021, 90% of our members and associate members used at least one of our core product offerings—advances, letters of credit, or Mortgage Partnership Finance® (MPF®) Program products—or participated in our competitive Affordable Housing Program (AHP) or Downpayment Plus® (DPP®) Programs. We also welcomed 13 new members last year.

- **Advance products:** At year-end 2021, 576 members had advances of $48 billion, up 3% from year-end 2020. Although many of our depository members experienced increased liquidity, our advance numbers remained strong. Approximately, one third of member institutions who have not borrowed with us in the recent past successfully tested their line with FHLBank Chicago this year.

- **MPF Program:** During 2021, 189 Participating Financial Institutions (PFIs) funded our MPF on balance sheet products. At year-end 2021, MPF loans outstanding on our balance sheet were $9.8 billion, mostly unchanged from 2020 as new acquisition volume, driven by historically low mortgage rates, kept pace with paydowns and prepayment activity.

- **AHP and DPP:** Last quarter, we awarded $29.2 million in AHP funds to help finance 49 affordable housing projects located primarily in Illinois and Wisconsin. These funds will support the acquisition, rehabilitation and new construction of over 2,315 housing units. By year-end 2021, 175 members disbursed over $19 million in DPP grants on behalf of nearly 3,400 homebuyers in your communities. We recently announced our 2022 Affordable Housing Program and opened our 2022 DPP programs.

- **Events:** Our Member Meetings are coming to a city near you March 24-31, 2022. We look forward to seeing many of you at one of our five locations across Illinois and Wisconsin. Engage with your peers, discover the latest trends and strategies for navigating your balance sheet, and learn more about our products and solutions – customized for you. Visit our Events webpage for a list of 2022 events and to register for an upcoming Member Meeting or workshop.

Investing in Your Communities

Our community investment products and programs are central to our mission and help you meet your homeownership, affordable housing, economic development and community lending goals. Here is a recap of some of those efforts in 2021.

- **Community Advances:** To lower your borrowing cost when lending to small businesses, our Community Small Business Advance provides 0% financing. We also increased the member limits for Community Housing Advance and Community Development Advance projects last year. In 2021, 11 members submitted a total of 35 Community Advance applications, 28 of which were ultimately drawn representing $157 million in lending to members for projects supporting your communities.



- **Community First® Capacity-Building Grant Program:** Last quarter, we awarded $300,000 in Capacity-Building Grant Program funds to six nonprofit lenders in partnership with five members. Recipients will use the grants to increase their program reach via investments in technology, marketing, staff training and more – while supporting diversity, equity and inclusion-oriented objectives.

- **Community First Disaster Relief Program:** We allocated $450,000 to support Illinois communities impacted by the severe storms that struck December 10, 2021. Through March 31, 2022, FHLBank Chicago member institutions can apply for $5,000 grants on behalf of eligible homeowners and small businesses located in the qualifying disaster area. Since the program's inception in 2013, we have awarded over $1.6 million in disaster relief funding.

We remain committed to using our financial strength to support you and your communities and look forward to continuing to deliver value to you in 2022. Thank you for your membership in the Federal Home Loan Bank of Chicago.

Best regards,

Michael Ericson
President and CEO



2021 Financial Highlights

Throughout 2021, we maintained our most important commitment to be a reliable source of liquidity by providing products, services, and solutions to meet your evolving business needs. Selected financial data is below. For more details, please refer to the Condensed Statements of Income and Statements of Condition. The financial results discussed are preliminary and unaudited. We expect to file our 2021 Annual Report on Form 10-K with the Securities and Exchange Commission (SEC) next month. After it is filed, you will be able to access it on fhlbc.com or through the SEC's reporting website.

- **Net income** for 2021 was $275 million, compared to $374 million in 2020, with the year over year decline mainly attributable to a gain of $109 million from the sale of our private label mortgage-backed securities (MBS) portfolio in the fourth quarter of 2020.
- **Net interest income** for 2021 was $543 million, compared to $595 million in 2020, primarily driven by the lower interest rate environment.
- **Noninterest income** decreased by $116 million to ($12) million in 2021 compared to $104 million in 2020, primarily attributable to a $109 million gain from the sale of our private label MBS portfolio in the fourth quarter of 2020.
- **Noninterest expense** was $222 million for 2021 compared to $275 million in 2020, with the change primarily driven by decreases in compensation and benefits expense, and expenses related to our COVID-19 relief program.
- **Total assets** were $97.0 billion at year-end 2021 compared to $100.4 billion at year-end 2020, with the change driven by a decrease in our liquidity portfolio that more than offset a slight increase in advances and investment securities.
- **Total investment securities** increased 4% to $25.5 billion at year-end 2021 compared to $24.5 billion at year-end 2020, as we invested in primarily GSE MBS and US Treasuries during the latter half of 2021.
- **Retained earnings** were $4.3 billion at year-end 2021, up from $4.1 billion at year-end 2020, and we remained in compliance with all of our regulatory capital requirements as of year-end 2021.
- **Letters of credit** commitments decreased to $11.3 billion at year-end 2021, down from $16.4 billion at year-end 2020, primarily due to one of our former captive insurance company members reducing its letters of credit usage in connection with its membership termination in the first quarter of 2021.

* Reflects Class B1 activity stock dividend as a reduction to the assumed advance rate, based on a B1 dividend rate of 5.00% for Q4 2021 payable in Q1 2022, an opportunity cost of buying stock (estimated to be the current U.S. Federal Reserve Discount Rate of 0.25%), and 4.50% advance capitalization for illustration purposes only.



Forward-Looking Information: This letter contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance of dividends or other financial items; any statements of the plans, strategies, and objectives for future operations; any statements of belief; and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, the impact of the COVID-19 pandemic on the global and national economies and on our and our members' businesses, maintaining compliance with regulatory and statutory requirements (including relating to our dividend payments and retained earnings), any decrease in our levels of business which may negatively impact our results of operations or financial condition, the reliability of our projections, assumptions, and models on future financial performance and condition, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to execute our business model and to pay future dividends (including enhanced dividends on activity stock), our ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to continue to offer the Reduced Capitalization Advance Program, our ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, our ability to protect the security of its information systems and manage any failures, interruptions, or breaches, uncertainties relating to the phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at fhlbc.com. We assume no obligation to update any forward-looking statements made in this letter. "Community First," "Downpayment Plus," "DPP," "Mortgage Partnership Finance," "MPF," and "MPF Xtra" are registered trademarks of the Federal Home Loan Bank of Chicago.



Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	December 30, 2021	December 31, 2020	Change
Cash and due from banks, interest bearing deposits, Federal Funds sold, and securities purchased under agreement to resell	$ 13,167	$ 18,641	(29)%
Investment debt securities	25,461	24,549	4 %
Advances	48,049	46,695	3 %
MPF Loans held in portfolio, net of allowance for credit losses	9,843	10,038	(2)%
Other	434	433	— %
Assets	$ 96,954	$ 100,356	(3)%
Consolidated obligation discount notes	$ 24,563	$ 48,643	(50)%
Consolidated obligation bonds	63,373	42,670	49 %
Other	2,266	2,754	(18)%
Liabilities	90,202	94,067	(4)%
Capital stock	2,149	2,010	7 %
Retained earnings	4,261	4,072	5 %
Accumulated other comprehensive income (loss)	342	207	65 %
Capital	6,752	6,289	7 %
Total liabilities and capital	$ 96,954	$ 100,356	(3)%
Member standby letters of credit - off balance sheet	$ 11,317	$ 16,395	(31)%

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	For the year ended December 31,				
	2021	2020	Change	2019	Change
Interest Income	$ 828	$ 1,435	(42)%	$ 2,635	(46)%
Interest expense	(285)	(840)	(66)%	(2,177)	(61)%
Net interest income	543	595	(9)%	458	30 %
Reversal of (provision for) credit losses	(2)	(7)	(71)%	—	— %
Net interest income after reversal of (provision for) credit losses	541	588	(8)%	458	28 %
Noninterest income	(12)	104	(112)%	100	4 %
Noninterest expense	(222)	(275)	(19)%	(223)	23 %
Income before assessments	307	417	(26)%	335	24 %
Affordable Housing Program assessment	(32)	(43)	(26)%	(35)	23 %
Net income	$ 275	$ 374	(26)%	$ 300	25 %
Average interest earning assets	$ 96,493	$ 100,918	(4)%	$ 97,087	4 %
Net interest income yield on average interest earning assets	0.56 %	0.59 %	(0.03)%	0.47 %	0.12 %